SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. )*

                          Applied Medical Devices, Inc.
                               -------------------
                                (Name of Issuer)

                      Common Shares, no par value per share
                   ------------------------------------------
                         (Title of Class of Securities)

                                    038223103
                                  ------------
                                 (CUSIP Number)

                                  March 4, 2005
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP NO. 038223103
Page 2 of 5
-----------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

            Carylyn Bell
-----------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]
-----------------------------------------------------------------------
3    SEC USE ONLY
-----------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
-----------------------------------------------------------------------

NUMBER OF      5    SOLE VOTING POWER

SHARES              22,000,000
               -----------------------------------------------
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            0
               ------------------------------------------------
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           22,000,000
               ------------------------------------------------
PERSON         8    SHARED DISPOSITIVE POWER

WITH                0
-----------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,500,000
-----------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     [ ]
-----------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     4.8% (See Item 4)
-----------------------------------------------------------------------

                                  SCHEDULE 13G


CUSIP NO. 68887Q107
Page 3 of 5

12   TYPE OF REPORTING PERSON

     IN
-----------------------------------------------------------------------

Item 1(a).     Name of Issuer:

               Applied Medical Devices, Inc. (the "Issuer")

Item 1(b).     Address of Issuer's Principal Executive Offices:

               106 S. University Blvd., #14
               Denver, Colorado 80209

Items 2(a),
(b) and (c).   Name of Persons Filing, Address of Principal Business Office
               and Citizenship:

               This Schedule 13G is being filed on behalf of Carylyn Bell

               The principal business office of the Reporting Person is 3200 Cherry Creek Drive South, Suite 430, Denver, Colorado 80209. The Reporting Person is a citizen of the United States of America.

Item 2(d).     Title of Class of Securities:

               Common Stock, no par value per share, of the Issuer (the "Common Stock")

Item 2(e).     CUSIP Number:

               038223103

Item 3.        Not applicable

Item 4.        Ownership.

               (a) Amount beneficially owned:
                    -------------------------

                    16,500,000 shares of Common Stock

                                  SCHEDULE 13G

CUSIP NO. 68887Q107
Page 4 of 5



          (b)  Percent of class:
               ----------------
                     4.8%

          (c)  Number of shares to which such person has:
               -----------------------------------------
                    (i) Sole power to vote or direct the vote: 22,000,000 shares of common stock (See item 6)

                    (ii) Shared power to vote or direct the vote: 0

                    (iii) Sole power to dispose or to direct the disposition of:
                         22,000,000 (See item 6)

                    (iv) Shared power to dispose of or direct the disposition
                         of: 0

Item 5.       Ownership of Five Percent or Less of a Class.

                    Not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person:

                    2,750,000 shares are held by the Reporting Person as Custodian for Ian Bell and 2,750,000 shares are held by the Reporting Person as Custodian for Kaitlan Bell and are included in the 22,000,000 shares reported in 5, 7 and Item 4(c) above.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

                    Not applicable.

Item 8.       Identification and Classification of Members of the Group.

                    Not applicable.

Item 9.       Notice of Dissolution of a Group.

                    Not applicable.

                                  SCHEDULE 13G


CUSIP NO. 038223103
Page 5 of 5


Item 10.       Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 14, 2005


                                        /s/ Carylyn Bell
                                        -----------------------
                                        Carylyn Bell